Drinker Biddle & Reath LLP

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Chicago, IL 60606-1698

(312) 569-1000 (Phone)

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www.drinkerbiddle.com

April 10, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Ken Ellington

Re:                     Cresset Private Markets Opportunity Fund (333-225212; 811-23352)

Response to Examiner Comments on N-2

Dear Messrs. Ellington and Distefano

This letter responds to the staff’s accounting comments provided via telephone on March 13, 2019 (“Accounting Comments”) and the staff’s legal comments provided via telephone on March 20, 2019 (“Legal Comments”) in connection with your review of the registration statement (“Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), to register the Cresset Private Markets Opportunity Fund (the “Fund” or the “Registrant”). The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement.

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

Accounting Comments

1.              We note that an incentive fee line item is not included in the fee table. Please explain why the Fund does not include an incentive fee line item, or revise the fee table to include such line item. Please also move the disclosure in footnote 2 to the fee table related to the incentive fee to its own separate footnote, whether or not a line item for the incentive fee is included.

The Registrant has not included an incentive fee line item within the fee table because this is a new Fund and it does not have investment results.  Since there are no investment results, the Registrant cannot reasonably calculate an incentive fee for inclusion in the fee table.  The Registrant has provided the details of the incentive fee within footnote 2 to the fee table, and will move the disclosure in footnote 2 to the fee table related to the incentive fee to its own separate footnote.

2.              Please confirm whether the Fund plans to borrow, and if so, please include interest expense in the fee table.

The Fund does not plan to borrow and confirms that interest expense was considered when providing the information for the fee table.  Because the Fund does not plan to borrow and will incur no interest expense, no interest expense should be included in the fee table.

3.              Please disclose the period of time the Expense Limitation Agreement will be in effect. We note that this should be included in the fee table, prospectus, and financial statements.

The Registrant respectfully advises the staff that it currently includes disclosure in the fee table, prospectus and the financial statements that the Adviser has agreed to waive fees that would otherwise be paid, and/or to assume expenses of the Fund if required to ensure the Total Annual Expenses (excluding taxes, interest, brokerage commissions, certain transaction-related expenses, extraordinary expenses, and the Incentive Fee) do not exceed 1.95% on an annualized basis. This disclosure includes the term annual basis, which defines the period that the Expense Limitation Agreement is in effect as outlined in the agreement. Additionally, the fee table, prospectus and financial statements also note that the Expense Limitation Agreement also provides that, after the commencement of operations until the first anniversary of the commencement of operations, the Adviser agrees to waive fees payable to it by the Fund on assets held in cash or cash equivalents less the total amount of capital committed by the Fund and not yet drawn for investment.

The Registrant has enhanced disclosure in the prospectus and fee table and will enhance future disclosure in its financial statements to include that this agreement will automatically renew for consecutive twelve-month terms, provided that such continuance is specifically approved at least annually by a majority of the Trustees.

4.              Please update footnote 5 to the fee table and Note 3 to the seed financial statements to match the prospectus language regarding fee waiver and recoupment.

The Registrant has revised the disclosure in footnote 5 to the fee table in accordance with the staff’s comment. Please see our response to comment 5 with respect to Note 3 to the seed financial statements.

5.              Disclosure states that acquired fund fees and expenses (“AFFE”) are excluded from the Expense Limitation Agreement. Please update footnote 5 to the fee table and Note 3 to the financial statements to include this language.

The Registrant has revised the disclosure as requested to include that AFFE are excluded from the Expense Limitation Agreement in footnote 5 to the fee table. The Registrant will update the financial statements in future filings to include the disclosure for acquired fund fees and expenses being excluded from the Expense Limitation Agreement.

6.              If the expense limitation excludes AFFE, it appears total annual fund operating expenses after waiver or reimbursement should be 3.26% instead of 2.80%. Please explain the reason for the difference.

The Registrant respectfully advises the staff that it believes the figures included in the fee table are correct.  The 1.09% fee waiver is calculated based on the provision included in the Expense Limitation Agreement that provides that after the commencement of operations until the first anniversary of the commencement of operations, the Adviser agrees to waive fees payable to it by the Fund on assets held in cash or cash equivalents less the total amount of capital committed by the Fund and not yet drawn for investment.

7.              In the seed financial statements, Note 2 is referenced in the Statement of Operations line item reflecting the reimbursement. It appears this should reference Note 3 instead. Please revise.

The Registrant has reviewed this comment and believes that the reference to Note 2 is correct, as under Note 2C, ‘Expenses’, the reader is then referred to the Expense Limitation Agreement in Note 3.

8.              We acknowledge your response to our prior comment 7. The prior response does not appear to address applicable U.S. Generally Accepted Accounting Principles where it is probably that the reporting entity will sell the underlying fund. Please discuss how the entity will comply with ASC 820-10-35-62 related to sales on secondary markets.

The Registrant understands that the Fund is not permitted to estimate the fair value of the underlying fund (or a portion of the investment) using the net asset value per share of the investment (or its equivalent) as a practical expedient if, as of the reporting entity’s measurement date, it is probable that the reporting entity will sell the investment for an amount different from the net asset value per share (or its equivalent). If the Registrant determines that it is probable that it will sell an underlying fund for an amount different from the net asset value (or its equivalent), as described in paragraph 820-10-35-62, the Fund will disclose the fair value of the investment or investments that meet this criteria and any remaining actions that are required or needed to complete the sale.

Legal Comments

9.              We note the change in the fund’s name from Cresset Private Equity Opportunity Fund to Cresset Private Markets Opportunity Fund. We believe the term “private markets” indicates a type of investment and that the Fund will need to comply with rule 35d-1, including the requirement to adopt a fundamental policy or a policy to provide shareholders with at least 60 days prior notice of any change in the Fund’s policy to invest 80% of net assets (plus the amount of borrowing for investment purposes) in “private investments.”

The Fund has changed its name to “FlowStone Opportunity Fund”.

10.       We acknowledge your response to our prior comment 6 regarding broken deal expenses. Please explain how this is consistent with prior no-action relief or other relevant authority.

Because this language was prospective and the Fund’s investment adviser does not currently manage affiliated funds or accounts with investment objectives similar to the Fund’s, and because the Fund will not currently co-invest alongside affiliated funds or accounts, the Registrant has removed the disclosure regarding broken deal expenses involving affiliated co-investment. The Registrant will instead disclose that the Fund will not engage in co-investment transactions alongside affiliates unless the Fund and the Adviser have received an order granting an exemption from Section 17 of the 1940 Act or unless such investments are not prohibited by Section 17(d) or interpretations of Section 17(d) as expressed in SEC no-action letters or other applicable guidance.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 519-1107 or, in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ David Williams
David Williams